UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Command Security Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

200 50L 100

Cusip Number

Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017
212-661-2670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

7/25/12

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200 50L 100
Schedule 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1) SEP IRA FBO Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER

		1) 1,019,968
NUMBER OF SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		1) 1,019,968

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1) 1,019,968

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 10.5%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 200 50L 100
Schedule 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2) Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER

		260,549
NUMBER OF SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		260,549

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.  200 50L 100
Schedule 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Command Security Corporation (the "Issuer"),
whose principal executive offices are located at Lexington Park, LaGrangeville, New York.

Item 2.	Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a “Reporting Person”)Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		366 Madison Avenue, 14th Floor
		New York, NY 10017

	2)	Sandra F. Pessin
		366 Madison Avenue, 14th Floor
		New York, NY 10017

Principal Occupation:	1)	Retired

	2)	Housewife

Criminal convictions:	1)	None

	2)	None

Civil proceedings:	1)	None

	2)	None

Citizenship:	1)	United States

	2)	United States

Item 3.

The aggregate purchase price of the 1,019,968 shares of common stock owned by SEP IRA F/B/O Norman H. Pessin is approximately $1,691,112 including brokerage commissions.  The shares of common stock owned by SEP IRA F/B/O Norman H. Pessin were acquired with personal funds. The aggregate purchase price of the 260,549 shares of common stock owned by Sandra F. Pessin is approximately $249,005 including brokerage commissions.  The shares of common stock owned by Sandra F. Pessin were acquired with personal funds.

CUSIP No.  200 50L 100

Item 4.	Purposes of the Transactions

The Reporting Person originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Person intends to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 1,019,968 shares of common stock of the issuer, constituting 10.5% of the outstanding shares thereof.  Sandra F. Pessin owns 260,549 shares which aggregate 2.6% of the shares thereof.

See Attached Schedule A

CUSIP No. 200 50L 100

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEP IRA F/B/O Norman H.Pessin

By:	/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

July 25, 2012

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase
SEP IRA FBO NORMAN H. PESSIN
22,600	1.12	5/16/12
1,945	1.09	5/23/12
49,900	1.02	6/6/12
20,000	1.05	6/28/12
28,000	1.04	6/29/12
800	1.06	7/3/12
4,000	1.05	7/6/12
636	1.09	7/9/12
28,000	1.05	7/10/12
17,600	1.06	7/11/12
43,200	1.03	7/18/12
20,000	1.10	7/19/12